

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

April 7, 2010

<u>Via US Mail and Facsimile: (317) 575-6195</u>

Matthew R. Middendorf
Treasurer and Chief Financial Officer
Arcadia Resources, Inc.
9229 Delegates Row, Suite 260
Indianapolis, IN 46240

> **Re: Arcadia Resources, Inc.**
> **Form 10-K for Fiscal Year Ended March 31, 2009**
> **Filed July 14, 2009**
> **File No. 000-32935**

Dear Mr. Middendorf:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

/s/ Larry Spirgel
Assistant Director